Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 6 DATED SEPTEMBER 26, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates;
•	Updates to redemption plan; and
•	Reduction in management compensation.

Asset Updates

Senior Mortgage Loan – Continuum Mateo – Update

On April 6, 2016, we acquired from Fundrise Lending, LLC (“Lending”) a first mortgage loan with a maximum principal balance of $7,315,000 (the “Continuum Mateo Senior Loan”). The borrower, Continuum 647 Mateo, LLC, a Colorado limited liability company (“Continuum Mateo”), used the loan proceeds to purchase land located at 647 Mateo Street, Los Angeles, CA 90021 (the “Continuum Mateo Property”), and currently plans to develop a two-phase mixed-use project. The Continuum Mateo Senior Loan is secured by the Continuum Mateo Property. Other than with regard to certain other real estate transactions, neither our Manager nor we are affiliated with Continuum Mateo.

On September 20, 2017, Continuum Mateo paid off the investment for the full amount of the Continuum Mateo Senior Loan principal drawn to date. All interest payments were paid in full during the investment period, amounting to approximately 9% interest received per annum.

Updates to Redemption Plan

General Explanatory Statement

On September 26, 2017, we adopted a revised Redemption Plan with a view towards providing investors with more frequently occurring redemption dates. The following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in our Redemption Plan.

QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q:	Will I have the opportunity to redeem my common shares?

A:

Yes. While you should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor may obtain liquidity monthly, following a minimum sixty (60) day waiting period after submitting their redemption request. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for liquidity in the event shareholders need it;

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

Furthermore, any shareholder requesting redemption will also be responsible for any third-party costs incurred in effecting such redemption, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges. The redemption plan may be changed or suspended at any time without notice. See “Description of Our Common Shares—Redemption Plan” for more details.

Q:	Will there be any limits on my ability to redeem my shares?

A:

Yes. While we designed our redemption plan to allow shareholders to request redemptions on a monthly basis, we need to impose limitations on the size of individual redemption requests and the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns.

In addition, in the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered during the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed on a pro-rata basis, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend limit individual redemption requests to the lesser of 5,000 shares or $50,000 per each redemption request, which may effect whether the entirety of a redemption request will be considered to be in the “Introductory Period” or “Post-Introductory Period”.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

Further, our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. See “Description of Our Common Shares—Redemption Plan” for more details.

Q:	Will I still be entitled to distributions after I submit a request for redemption?

A:	Yes. You will continue to receive distributions with respect to the common shares that are subject to a redemption request between the time you make such redemption request and the effective date of the redemption. However, if you redeem your shares during the Introductory Period, those distributions will be credited against the redemption price otherwise payable to you such that your redemption price will be no greater than your original investment.

OFFERING SUMMARY

Redemption Plan

Our common shares are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list our common shares. In order to provide our shareholders with some limited liquidity, we have adopted a redemption plan to enable shareholders to redeem their common shares in limited circumstances. We will not solicit redemptions under this redemption plan, other than through our offering circular and any supplements or amendments thereto disclosing our NAV per share. Shareholders desiring to request redemption of their common shares must do so of their own volition and not at our behest, invitation or encouragement. Our role in effectuating redemptions under the redemption plan will solely by ministerial.

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for ongoing liquidity in the event shareholders need it.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

Redemption of our common shares may be requested at any time upon written request to us at least sixty (60) days prior to the redemption date; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to our Manager prior to the end of such shareholder's Introductory Period. Our Manager intends to provide notice of redemption by the end of the first month following the sixtieth (60th) day after the submission of the redemption request, with an effective redemption date no earlier than the sixtieth (60th) day following the submission of the redemption request, and expects to remit the redemption price within three (3) business days (but generally no more than five (5) business days) of the effective redemption date. Shareholders may withdraw their redemption request at any time prior to the redemption date.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions being processed pro-rata, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend limit individual redemption requests to the lesser of 5,000 shares or $50,000 per each redemption request, which may effect whether the entirety of a redemption request will be considered to be in the “Introductory Period” or “Post-Introductory Period”.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

Please refer to the section entitled “Description of Our Common Shares—Redemption Plan” for more information.

RISK FACTORS

You are limited in your ability to sell your common shares pursuant to our redemption plan. You may not be able to sell any of your common shares back to us, and if you do sell your shares, you may not receive the price you paid upon subscription.

Our redemption plan may provide you with an opportunity to have your common shares redeemed by us. We anticipate that our common shares may be redeemed by us on a monthly basis, following a minimum sixty (60) day waiting period after the redemption request has been submitted. However, our redemption plan contains certain restrictions and limitations, including those relating to the number of our common shares that we can redeem at any given time and limiting the redemption price. Specifically, we intend to limit the number of shares to be redeemed during any calendar year to no more than 5.0% of our common shares outstanding (or 1.25% per calendar quarter, with excess capacity carried over to later calendar quarters in that calendar year). However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month or quarter, as these commercial real estate assets are paid off or sold, so long as, in the aggregate, we do not redeem more than 5.00% in any calendar year.

In addition, pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request.

Finally, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the redemption plan without prior notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the redemption plan and you may not be able to sell any of your common shares back to us pursuant to the redemption plan. Moreover, if you do sell your common shares back to us pursuant to the redemption plan, you will not receive the same price you paid for the common shares being redeemed other than during your Introductory Period. See “Description of Our Common Shares —Redemption Plan.”

DESCRIPTION OF OUR COMMON SHARES

Redemption Plan

While shareholders should view this investment as long-term, we have adopted a redemption plan whereby, on a monthly basis, an investor has the opportunity to obtain liquidity. Our Manager has designed our redemption plan with a view towards providing investors with an initial period with which to decide whether a long-term investment in our Company is right for them. In addition, despite the illiquid nature of the assets expected to be held by our Company, our Manager believes it is best to provide the opportunity for ongoing liquidity in the event shareholders need it.

Pursuant to our redemption plan, a shareholder may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 per each redemption request. In the event of a conflict between the minimum and maximum amounts that may be redeemed, the maximum dollar amount allowable will control. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

The calculation of the redemption price will depend, in part, on whether a shareholder requests redemption within the first eighty-nine (89) days of first becoming a shareholder (the “Introductory Period”) or thereafter (the “Post-Introductory Period”).

During the Introductory Period, the per share redemption price will be equal to the purchase price of the shares being redeemed reduced by (i) the aggregate sum of distributions paid with respect to such shares, rounded down to the nearest cent and (ii) the aggregate sum of distributions, if any, declared but unpaid on the shares subject to the redemption request. In other words, a shareholder would receive back their original investment amount, from the redemption price paid, prior distributions received and distributions that have been declared (and that will be received when paid), but would not receive any amounts in excess of their original investment amount.

During the Post-Introductory Period, the per share redemption price will be calculated based on a declining discount to the per share price for our common shares in effect at the time of the redemption request, and rounded down to the nearest cent. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us. During the Post-Introductory Period, the redemption price with respect to the common shares that are subject to the redemption request will not be reduced by the aggregate sum of distributions, if any, that have been (i) paid with respect to such shares prior to the date of the redemption request or (ii) declared but unpaid on such shares with record dates during the period between the redemption request date and the redemption date.

Holding Period from Date of Settlement	Effective Redemption Price (as percentage of per share redemption price) (1)
Less than 90 days (Introductory Period)	100.0	%(2)(3)
90 days until 3 years	97.0	%(4)
3 years to 4 years	98.0	%(5)
4 years to 5 years	99.0	%(6)
More than 5 years	100.0	%(7)

(1)	The Effective Redemption Price will be rounded down to the nearest $0.01.
(2)	The per share redemption price during the Introductory Period is calculated based upon the purchase price of the shares, not the per share price in effect at the time of the redemption request.
(3)	The Effective Redemption Price during the Introductory Period will be reduced by the aggregate sum of distributions paid or payable on such shares, the amount of which we are unable to calculate at this time.
(4)	For shares held at least ninety (90) days but less than three (3) years, the Effective Redemption Price includes the fixed 3% discount to the per share price for our common shares in effect at the time of the redemption request.
(5)	For shares held at least three (3) years but less than four (4) years, the Effective Redemption Price includes the fixed 2% discount to the per share price for our common shares in effect at the time of the redemption request.
(6)	For shares held at least four (4) years but less than five (5) years, the Effective Redemption Price includes the fixed 1% discount to the per share price for our common shares in effect at the time of the redemption request.
(7)	For shares held at least five (5) years, the Effective Redemption Price does not include any discount to the per share price for our common shares in effect at the time of the redemption request.

As shareholders must observe a minimum sixty (60) day waiting period following a redemption request before such request will be honored, whether a redemption request is deemed to be in the Introductory Period or the Post-Introductory Period will be determined as of the date the redemption request is made, not the date the redemption request is honored. Meaning, for example, if a redemption request is submitted during the Introductory Period, but honored after the Introductory Period, the effective redemption price will be determined using the Introductory Period methodology.

The following is a brief comparison of our redemption plan during the Introductory Period (up to 90 days after becoming a shareholder) and the Post-Introductory Period (90 days or more after becoming a shareholder), which is qualified in its entirety by the disclosure contained herein.

SUMMARY OF REDEMPTION PLAN
	Introductory Period	Post-Introductory Period
Duration	First 89 days after becoming a shareholder	90 days or more after becoming a shareholder
Redemption Price	100% of purchase price less distributions paid and distributions declared and to be paid less third-party costs	97-100% of NAV (no reduction for distributions) less third-party costs
Timing to submit request	At least 60 days prior to the effective redemption date (but in no event 90 or more days after first becoming a shareholder)	At least 60 days prior to the effective redemption date
Last Date to Withdraw Request	Up to effective redemption date	Up to effective redemption date
Date of Redemption Payment	Within 3-5 business days of the effective redemption date	Within 3-5 business days of the effective redemption date
Frequency	Monthly (after a minimum 60 day waiting period after the submission of the redemption request)	Monthly (after a minimum 60 day waiting period after the submission of the redemption request)
Minimum Amount of Shares Redeemed Per Shareholder	None	None
Maximum Amount of Shares Redeemed Per Redemption Request	5,000 common shares or $50,000, whichever is less	5,000 common shares or $50,000, whichever is less

We have the right to monitor the trading patterns of shareholders or their financial advisors and we reserve the right to reject any purchase or redemption transaction at any time based on what we deem to be a pattern of excessive, abusive or short-term trading. We expect that there will be no regular secondary trading market for our common shares. However, in the event a secondary market for our shares develops, we will terminate our redemption plan.

Redemption of our common shares will be made monthly upon written request to us at least sixty (60) days prior to the effective redemption date; provided, however, written requests for common shares to be redeemed during the Introductory Period must be delivered to our Manager prior to the end of such shareholder's Introductory Period. Our Manager intends to provide notice of redemption by the end of the first month following the sixtieth (60th) day after the submission of the redemption request, with an effective redemption date no earlier than the sixtieth (60th) day following the submission of the redemption request, and expects to remit the redemption price within three (3) business days (but generally no more than five (5) business days) of the effective redemption date. Shareholders may withdraw their redemption request at any time prior to the effective redemption date.

We cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any given time period. In the event our Manager determines, in its sole discretion, that we do not have sufficient funds available to redeem all of the common shares for which redemption requests have been submitted during any given month, such pending requests will be honored on a pro-rata basis, if at all. In the event that not all redemptions are being honored in a given month, the redemption requests not fully honored will have the remaining amount of such redemption requests considered on the next month in which redemptions are being honored. Accordingly, all unsatisfied redemption requests will be treated as requests for redemption on the next date on which redemptions are being honored, with redemptions processed pro-rata, if at all. If funds available for the redemption plan are not sufficient to accommodate all redemption requests on such future redemption date, common shares will be redeemed on a pro-rata basis, if at all.

We intend to limit common shareholders to one (1) redemption request outstanding at any given time, meaning that, if a common shareholder desires to request more or less shares be redeemed, such common shareholder must first withdraw the first redemption request, which may affect whether the request is considered in the “Introductory Period” or “Post-Introductory Period”. For investors who hold common shares with more than one record date, redemption requests will be applied to such common shares in the order in which they settled, on a last in first out basis – meaning, those common shares that have been continuously held for the shortest amount of time will be redeemed first. In addition, we intend to limit shareholders to redemption requests of no more than the 5,000 common shares or $50,000, whichever is less. In the event of a conflict between the minimum and maximum amounts that may be redeemed, the maximum dollar amount allowable will control.

In accordance with the SEC’s current guidance on redemption plans, we intend to limit redemptions in any calendar month to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is less than or equal to 0.5% of the NAV of all of our outstanding shares as of the first day of such calendar month, and intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given month, as these commercial real estate assets are paid off or sold, but in no event will we redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

Furthermore, a shareholder requesting redemption will be responsible for reimbursing us for any third-party costs incurred as a result of the redemption request, including but not limited to, bank transaction charges, custody fees, and/or transfer agent charges.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT (for example, if a redemption request would cause a non-redeeming shareholder to violate the ownership limits in our operating agreement or if a redemption constitutes a “dividend equivalent redemption” that could give rise to a preferential dividend issue, to the extent applicable). Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of our redemption plan.

For more information about our redemption plan or to submit a redemption request, please contact us by email at investments@fundrise.com.

Reduction in Management Compensation

General Explanatory Statement

Beginning on September 26, 2017, the Company's Manager is changing its disposition fee from 0.50% of the gross proceeds upon liquidation of equity investments to only reimbursement of actual expenses incurred on the Company's behalf in connection with the liquidation of any assets.

Accordingly, the following disclosure updates and replaces the disclosure contained in our Offering Circular to reflect the changes in the Manager's fee structure.

 Management Compensation

Our Manager and its affiliates receive fees and expense reimbursements for services relating to this and our prior offering, as well as for the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates receive any selling commissions or dealer manager fees in connection with the offer and sale of our common shares. See “Management Compensation” for a more detailed explanation of the fees and expenses payable to our Manager and its affiliates.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

	Offering Stage

Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our shares. We reimburse our Manager for these costs and future offering costs it may incur on our behalf.	1,000,000

Acquisition and Development Stage

Acquisition / Origination Fee — Manager or its Affiliate	The borrower pays up to 2.0% of the amount funded by our sponsor or affiliates of our sponsor to acquire or originate commercial real estate loans or the amount invested in the case of other real estate investments, excluding any acquisition and origination expenses and any debt attributable to such investments. We are not entitled to this fee.	Paid by the co-investors, joint-venture or borrower at closing. Actual amounts are dependent upon the total equity and debt capital we raise; we cannot determine these amounts at the present time.

Reimbursement of Acquisition / Origination Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not we ultimately acquire or originate the investment.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ); we cannot determine these amounts at the present time.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Operational Stage

Asset Management Fee — Manager	Quarterly asset management fee currently equal to an annualized rate of 0.85%, which, until December 31, 2017, will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Special Servicing Fee – Manager or Other Party	We reimburse our Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to special service a non-performing asset. Whether an asset is deemed to be non-performing is in the sole discretion of our Manager.	Actual amounts are dependent upon the occurrence of an asset becoming non-performing, the original value of such asset, and the results of our operations; we cannot determine these amounts at the present time.

Other Operating Expenses — Manager	We reimburse our Manager for out-of-pocket expenses paid to third parties in connection with providing services to us. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

The expense reimbursements that we pay to our Manager also include expenses incurred by our sponsor in the performance of services under the shared services agreement between our Manager and our sponsor, including any increases in insurance attributable to the management or operation of our Company.

Liquidation/Listing Stage

Equity Liquidation Expenses – Manager	We reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate, including, but not limited to, reimbursement of non-ordinary expenses and employee time required to liquidate an equity investment in real estate. Whether to liquidate an equity investment in real estate is in the sole discretion of our Manager.	Actual amounts are dependent upon the liquidation of a real estate asset, and the results of our operations; we cannot determine these amounts at the present time.